Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Pretax earnings	$67,204	$30,227	$133,688	$99,287
Adjustments:
Add fixed charges:
Interest expense	11,261	9,264	33,766	23,671
Interest capitalized	—	—	—	—
Rental expense attributable to interest	161	161	558	343

Total fixed charges	11,422	9,425	34,324	24,014

Deduct:
Interest capitalized	—	—	—	—

Total deductions	—	—	—	—

Adjusted earnings	$78,626	$39,652	$168,012	$123,301

Ratio of earnings to fixed charges	6.9	4.2	4.9	5.1